Exhibit 99.26

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON THURSDAY, MAY 29, 2008

AT 10:00 A.M. (TORONTO TIME)

April 30, 2008

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (the “Company”) will be held at the TSX Broadcast & Conference Centre, Gallery Room, 130 King Street West, Toronto, Ontario M5X 1J2 on Thursday, May 29, 2008 at 10:00 a.m. (Toronto time), for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company as at and for the year ended December 31, 2007, and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

4.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the amendments to the Company’s option plan, as more particularly described in the accompanying management information circular dated April 30, 2008 (the “Circular”);

5.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the adoption of a long-term equity plan, as more particularly described in the Circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on April 22, 2008 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 10:00 a.m. (Toronto time) on May 27, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments of the Meeting as the time before which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Winnipeg, Manitoba this 30th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Allen J. Palmiere
Allen J. Palmiere
President and Chief Executive Officer

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of HudBay Minerals Inc. (“HudBay” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on April 22, 2008 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 27, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of April 29, 2008. All amounts in this Circular are expressed in Canadian dollars, unless otherwise indicated.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder of the Company (“Shareholder”) desiring to appoint some other person, who need not be a Shareholder, to represent such Shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed form of proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10 a.m. (Toronto time) on May 27, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Shareholder or by a Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (2200 – 201 Portage Avenue, Winnipeg, Manitoba R3B 3L3; Attention: Vice President and General Counsel) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form that is not signed by the Intermediary and that, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) that the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed form of proxy accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed below, no director or executive officer of the Company who has held such position at any time since the beginning of the Company’s last financial year or any of their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting. Directors and executive officers of the Company have an interest in the resolution concerning the amendments to the Company’s option plan (the “Option Plan”) and the adoption a long-term equity plan (the “LTEP”) as such persons are eligible to be granted options under the Option Plan and share units under the LTEP.

Voting Securities and Principal Holders Thereof

As of April 29, 2008, 126,423,911 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at April 22, 2008. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote at the Meeting in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to vote at the Meeting by proxy.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, only the following persons or companies beneficially own, direct or control, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Name	Number of Shares	Percentage of Outstanding Shares
SRM Global Master Fund Limited Partnership (Monaco)	22,592,099	17.9%

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2007, 2006 and 2005 in respect of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s three most highly compensated executive officers other than the President and Chief Executive Officer and Chief Financial Officer who received salary and bonuses from the Company in an aggregate amount in excess of $150,000 for the financial year ended December 31, 2007 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)
Peter R. Jones(1) Former President and Chief Executive Officer	2007	648,000	—	50,000	166,667	Nil	Nil	N/A
	2006	600,000	607,500	50,000	166,667	Nil	Nil	N/A
	2005	400,000	500,000	30,000	500,000	Nil	Nil	333,000	(2)
Jeffrey A. Swinoga(3) Vice President and Chief Financial Officer	2007	336,000	190,000	14,352	75,000	Nil	Nil	N/A
	2006	300,000	258,937	66,000	75,000	Nil	Nil	N/A
	2005	62,500	47,500	N/A	225,000	Nil	Nil	N/A
Alan T. C. Hair Vice President, Metallurgy, Safety, Health and Environment	2007	330,000	245,000	19,476	75,000	Nil	Nil	N/A
	2006	300,000	309,000	19,000	75,000	Nil	Nil	N/A
	2005	225,000	171,000	20,000	225,000	Nil	Nil	66,667	(2)
Brian D. Gordon(4) Former Vice President and General Counsel	2007	300,000	160,000	N/A	75,000	Nil	Nil	N/A
	2006	280,000	237,370	15,000	75,000	Nil	Nil	N/A
	2005	250,000	187,500	N/A	225,000	Nil	Nil	66,667	(2)
Thomas A. Goodman Vice President, Technical Services and Human Resources	2007	300,000	182,000	19,476	75,000	Nil	Nil	N/A
	2006	280,000	235,900	19,000	75,000	Nil	Nil	N/A
	2005	225,000	171,000	20,000	225,000	Nil	Nil	66,667	(2)

(1)	Mr. Jones retired as President and Chief Executive Officer of the Company on January 24, 2008. Mr. Allen J. Palmiere, former Chairman of the board, was appointed President and Chief Executive Officer of the company on January 24, 2008.
(2)	Bonus paid in connection with the Company’s December 21, 2004 acquisition of Hudson Bay Mining and Smelting Co., Limited.
(3)	Mr. Swinoga was appointed as the Vice President and Chief Financial Officer as of October 1, 2005.
(4)	Mr. Gordon resigned as Vice President and General Counsel on April 30, 2008.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the Option Plan established pursuant to the rules of the Toronto Stock Exchange (“TSX”). The Option Plan was adopted by the Company on May 6, 2005 and is to be amended, subject to shareholder approval at this Meeting. The Board has granted options to certain directors, officers and employees under the Option Plan.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Peter R. Jones	166,667	11.2	20.80	20.80	March 12, 2017

Jeffrey A. Swinoga	75,000	5.1	20.80	20.80	March 12, 2017

Brian D. Gordon	75,000	5.1	20.80	20.80	March 12, 2017

Thomas A. Goodman	75,000	5.1	20.80	20.80	March 12, 2017

Alan T.C. Hair	75,000	5.1	20.80	20.80	March 12, 2017

(1)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Option Plan during the financial year ended December 31, 2007 of 1,481,711.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Option Plan during the financial year ended December 31, 2007 by the Named Executive Officers and the value as at December 31, 2007 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2007		Value of Unexercised In-the-Money Options at December 31, 2007(1)
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter R. Jones	216,112	3,687,434	95,556	166,666	845,500	544,439

Jeffrey A. Swinoga	100,000	1,630,187	75,000	75,000	807,500	245,000

Brian D. Gordon	75,000	1,478,077	75,000	75,000	667,750	245,000

Thomas A. Goodman	0	0	100,000	25,000	1,513,250	245,000

Alan T.C. Hair	150,000	3,120,900	100,000	75,000	912,750	245,000

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2007 of $19.50.

Defined Benefit or Actuarial Plan Disclosure

The following Named Executive Officers participate in the Company’s defined benefit pension plan (the “Pension Plan”): Thomas A. Goodman, Brian D. Gordon, Alan T.C. Hair, Peter R. Jones and Jeffrey A. Swinoga.

The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. In order to provide a survivor benefit of 60% of the basic pension, the amount shown on the table below would have to be reduced.

For purpose of the Pension Plan, earnings consist of an employee’s basic compensation received in the plan year from the Company as reported for income tax purposes exclusive of: (i) payments of overtime, (ii) bonuses and director’s fees, (iii) allowances and benefits that are taxable as set out in the Income Tax Act (Canada).

Pension Plan Table

The following table reflects the estimated annual pension benefit payable under the Pension Plan at age 62.

Remuneration	Years of Service
($)	15	20	25	30	35
125,000	33,000	44,000	54,900	65,900	76,900
150,000	40,500	54,000	67,400	80,900	94,400
175,000	48,000	64,000	79,900	95,900	111,900
200,000	55,500	74,000	92,400	110,900	129,400
225,000	63,000	84,000	104,900	125,900	146,900
250,000	70,500	94,000	117,400	140,900	164,400
300,000	85,500	114,000	142,400	170,900	199,400
400,000	115,500	154,000	192,400	230,900	269,400
500,000	145,500	194,000	242,400	290,900	339,400
600,000	175,500	234,000	292,400	350,900	409,400
700,000	205,500	274,000	342,400	410,900	479,400
800,000	235,500	314,000	392,400	470,900	549,400

As at December 31, 2007, the years of credited service for each of the Named Executive Officers who are members of the Employee Pension Plans are as follows: Mr. Goodman, 29.7 years, Mr. Jones, 12.6 years, Mr. Gordon, 3.0 years, Mr. Hair 3.0 years and Mr. Swinoga, 2.2 years.

Termination of Employment, Change in Responsibilities and Employment Contracts

On December 21, 2004, the Company entered into employment agreements with: Mr. Peter R. Jones as President and Chief Executive Officer, Brian D. Gordon as Vice-President and General Counsel, Thomas A. Goodman as Vice-President, Technical Services and Human Resources and Alan T. C. Hair as Vice President, Metallurgy, Safety, Health and Environment. On October 1, 2005, the Company entered into an employment agreement with Mr. Jeff Swinoga as Vice President and Chief Financial Officer. On August 24, 2007 the Company entered into an employment agreement with Brad Lantz as Vice President Mining.

The agreement with Mr. Jones, which was for an initial three-year period and was automatically renewed on the same terms for an additional three years upon expiry, stipulated, among other things, an initial base salary of $400,000 per annum, reviewable annually. In addition, Mr. Jones was entitled to receive an annual cash bonus, with such bonus in 2005 was to be a minimum of 50% and a maximum of 100% of Mr. Jones’ basic remuneration in such year. The annual cash bonus for 2006 and subsequent years was a minimum of 25% and a maximum of 100% of Mr. Jones’ basic remuneration in the applicable year. Mr. Jones was also awarded a bonus of $500,000 in connection with the completion of the Company’s December 21, 2004 acquisition (the “Acquisition”) of Hudson Bay Mining and Smelting Co., Limited (“HBMS”), with one-third of such bonus paid during 2004, a further one-third paid on June 21, 2005 and the final one-third paid on December 21, 2005. Pursuant to his agreement, Mr. Jones was provided with housing and car allowances. Mr. Jones was also entitled to participate in the Option Plan and the Pension Plan. His agreement provided that in the event that Mr. Jones’ employment was terminated, other than for cause, he was entitled to three years of severance compensation. Each year of severance compensation was based on Mr. Jones’ then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement, whichever was greater. Each year of severance compensation will then be supplemented by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of Mr. Jones for each such year. In the event that Mr. Jones’ employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, he shall continue to be entitled to exercise any stock options that have been granted to him. Mr. Jones retired as President and Chief Executive Officer on January 24, 2008.

The agreement with Mr. Swinoga, which is for an initial two-year and three-month period and is automatically renewed on the same terms for an additional three years upon expiry, stipulates, among other things, a base salary of $265,000 per annum in 2006, reviewable annually. In addition, Mr. Swinoga is entitled to receive a cash bonus for 2006 equal to a minimum of 25% and a maximum of 75% of his basic remuneration in such year. Thereafter, his annual cash bonus shall be a maximum of 75% of his basic remuneration in the applicable year, with no minimum bonus entitlement. Mr. Swinoga is also entitled to participate in the Company’s mortgage assistance program, the Option Plan and the Pension Plan. His agreement provides that in the event that his employment is terminated, other than for cause, he shall be entitled to two years of severance compensation. Each year of severance compensation shall be based on Mr. Swinoga’s then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be supplemented by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of Mr. Swinoga for each such year. In the event that Mr. Swinoga’s employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, he shall continue to be entitled to exercise any stock options that have been granted to him.

The agreement with Mr. Gordon, which was for an initial three-year period and was automatically renewed on the same terms for an additional three years upon expiry, stipulated, among other things, an initial base salary of $250,000 per annum, reviewable annually. Mr. Gordon was entitled to receive an annual cash bonus for 2006 and subsequent years of a maximum of 75% of his basic remuneration in the applicable year, with no minimum entitlement. In connection with the Acquisition, Mr. Gordon was also awarded a bonus of $100,000 with one-third of such bonus paid during 2004, a further one-third paid on June 21, 2005 and the final one-third paid on December 21, 2005. Mr. Gordon was also entitled to participate in the Option Plan and the Pension Plan. Mr. Gordon’s agreement provided that in the event that his employment is terminated, other than for cause, he was entitled to two years of severance compensation. Each year of severance compensation was based on his then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of him for each such year. In the event that Mr. Gordon’s employment ceased in circumstances where he was entitled to severance compensation, or he otherwise retired from active employment, he shall continue to be entitled to exercise any stock options that have been granted. Mr. Gordon resigned as Vice President and General Counsel on April 30, 2008.

The agreement with Mr. Goodman, which is for an initial three-year period and is automatically renewed on the same terms for an additional three years upon expiry, stipulates, among other things, an initial base salary of $225,000 per annum, reviewable annually. Mr. Goodman is entitled to receive an annual cash bonus for 2006 and subsequent years of a maximum of 75% of his basic remuneration in the applicable year, with no minimum entitlement. He was also awarded a bonus of $100,000 in connection with the completion of the Acquisition, with one-third of such bonus paid during 2004, a further one-third on June 21, 2005 and the final one-third on December 21, 2005. He is also entitled to participate in the Option Plan and the Pension Plan. He is provided with a housing allowance. His agreement provides that in the event that his employment is terminated, other than for cause, he will be entitled to two years of severance compensation. Each year of severance compensation shall be based on Mr. Goodman’s then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of Mr. Goodman for each such year. In the event that his employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, Mr. Goodman shall continue to be entitled to exercise any stock options that have been granted.

The agreement with Mr. Hair, which is for an initial three-year period and is automatically renewed on the same terms for an additional three years upon expiry, stipulates, among other things, an initial base salary of $225,000 per annum, reviewable annually. Mr. Hair is entitled to receive an annual cash bonus for 2006 and subsequent years of a maximum of 100% of his basic remuneration in the applicable year, with no minimum entitlement. He was also awarded a bonus of $100,000 in connection with the completion of the Acquisition, with one-third of such bonus paid during 2004, a further one-third on June 21, 2005 and the final one-third on December 21, 2005. He is also entitled to participate in the Option Plan and the Pension Plan. He is provided with a housing allowance. His agreement provides that in the event that his employment is terminated, other than for cause, he will be entitled to two years of severance compensation. Each year of severance compensation shall be based on the party’s then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of the party for each such year. In the event that the party’s employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, the party shall continue to be entitled to exercise any stock options that have been granted.

The agreement with Mr. Lantz, stipulates, among other things, an initial base salary of $300,000 per annum, reviewable annually. Mr. Lantz is entitled to receive an annual cash bonus for 2007 of a maximum of 50% of his basic remuneration and subsequent years of a maximum of 100% of his basic remuneration in the applicable year, with no minimum entitlement. He is also entitled to continue to participate in the Option Plan and the Pension Plan. He is provided with a housing allowance. His agreement provides that in the event that his employment is terminated, other than for cause, he will be entitled to two years of severance compensation. Each year of severance compensation shall be based on the party’s then base salary plus the value of his last cash bonus, or his then base salary plus 25% of his maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would have been received by or made on behalf of or in respect of the party for each such year. In the event that the party’s employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, the party shall continue to be entitled to exercise any stock options that have been granted.

Composition of the Compensation Committee

The Compensation Committee is comprised of three directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries. As at December 31, 2007, the members of the Compensation Committee were Allen J. Palmiere (Chairman), M. Norman Anderson and Ronald P. Gagel. On January 24, 2008, Mr. Palmiere resigned as Chairman of the Compensation Committee when he was appointed President and Chief Executive Officer of the Company. Mr. Palmiere was subsequently replaced by John H. Bowles as a member of the Compensation Committee and Mr. Gagel was appointed Chairman. On April 21, 2008, Mr. Bowles resigned as a member of the Compensation Committee and Donald K. Charter was appointed to the committee.

Report on Executive Compensation

In 2005, the Company established a formal approach to executive compensation, including, in February 2005, establishing a compensation committee and adopting a Charter of the Compensation Committee of the Board. Since its establishment, the Compensation Committee has considered the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The compensation arrangements with the Company’s executive officers contemplate the following components: (i) base salary; (ii) bonus; and (iii) long-term incentive in the form of stock options. Prior to the appointment of the Compensation Committee, the Board was responsible for determining the compensation paid to executive officers of the Company.

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievement, both individual and corporate; and

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its oversight responsibilities by:

(a)	reviewing and approving and then recommending to the Board of Directors salary, bonus, and other benefits, direct or indirect, and any change of control packages of the Chairperson of the Board, the President, the Chief Executive Officer and other members of the senior management team;

(b)	recommendation of salary guidelines to the Board;

(c)	administration of the Company’s compensation plans, including stock options plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

(d)	research and identification of trends in employment benefits; and

(e)	establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.

Advisor to the Compensation Committee

In November 2007, the Compensation Committee retained an executive consulting advisor (the “External Advisor”) to advise the Compensation Committee on the current executive compensation environment and practices in order to assist the Compensation Committee to review the Corporation’s philosophy and practices for compensation of management. In particular, the External Advisor provided the Compensation Committee with an analysis of the Company’s executive compensation and provided comparative compensation data on the Company’s peer group. The Compensation Committee will agree annually, on an as needed basis, with input from management and the External Advisor, on the specific work to be undertaken by the External Advisor for the Compensation Committee. All services provided by the External Advisor to the Company, beyond the External Advisor’s role as advisor to the Compensation Committee, will require the written prior approval of the Chairman of the Compensation Committee. The Compensation Committee will not approve any such work that, in its view, could compromise the External Advisor’s independence as advisor to the Compensation Committee. The Compensation Committee intends to disclose annually in the Company’s management information circular the work done by and the fees paid to the External Advisor for all work done for the Compensation Committee and any work the Compensation Committee has approved.

During the financial year ended December 31, 2007, the External Advisor’s fees earned as the Compensation Committee’s advisor were approximately $36,951. No fees were paid to the External Advisor for other services in 2007.

Base Salary

The base salary of each particular executive officer has been determined by an assessment by the Board and by the Compensation Committee of such executive’s experience and performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving consideration to, cost control and financial performance, attainment of certain corporate, operational and other objectives and individual performance. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budgeted operational targets, cost control targets, taking successful advantage of business opportunities and enhancing the business prospects of the Company.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing price of the Common Shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its Shareholders.

Compensation of Chief Executive Officer

The Compensation Committee currently presents its recommendations to the Board with respect to the Chief Executive Officer’s compensation. The components of the Chief Executive Officer’s compensation are the same as those that apply to the other senior executive officers of the Company, namely base salary, bonus, and long-term incentives in the form of stock options. In setting the Chief Executive Officer’s salary in 2007, the Board reviewed salaries paid to other senior officers in the Company, salaries paid to similar chief executive officers in the mining industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives.

The foregoing report on executive compensation has been submitted by:	Ronald P. Gagel (Chairman)
M. Norman Anderson
Donald K. Charter

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index – Metals and Mining for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 2002 through 2007.

	2002	2003	2004	2005	2006	2007
HudBay Minerals Inc.(1)	100.00	196.15	60.00	151.02	559.98	499.98
S&P/TSX Composite Index	100.00	126.72	145.07	180.08	211.16	231.92
S&P/TSX Composite Index - Metals and Mining	100.00	134.00	136.76	170.71	239.63	279.59

(1)	Based on the trading prices for the Common Shares on the TSX from December 24, 2004 and the TSX Venture Exchange from December 31, 2002 to December 24, 2004.

Compensation of Directors

During the year ended December 31, 2007, each non-executive director of the Company, other than the Chairman of the Board, received an annual retainer fee of $25,000, with an additional $1,000 per meeting attended. The Chairman of the Board received a fee of $100,000 with an additional $1,000 per meeting attended. Members of the audit, compensation, corporate governance and nominating and environmental, health and safety committees of the Board were paid $1,000 per meeting attended, respectively, other than Peter R. Jones, President and Chief Executive Officer of the Company during 2007, who served as a member of the environmental, health and safety committee. The Chairs of the audit committee and the environmental, health and safety committee were paid an additional annual retainer fee of $20,000 and $10,000, respectively. Directors are entitled to participate in the Option Plan.

During the financial year ended December 31, 2007, an aggregate of approximately $294,500 was paid to the five non-executive directors and the Company granted stock options to the five non-executive directors to purchase an aggregate of 133,330 Common Shares.

Directors and Officers Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and its directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any of its subsidiaries. The following are particulars of such insurance:

(a)	the total amount of insurance is $40 million in 2008;

(b)	the annual premium expense is $282,089. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for a $150,000 deductible except for securities losses where the deductible is $500,000. No deductible for a “non-indemnifiable loss”, which is a loss whereby the Company has not indemnified and is not permitted to indemnify an insured person pursuant to law or the constating documents of the Company. As well there is no retention amount applicable to a “Crisis Loss” as defined by the policy.

Equity Compensation Plan Information

The following table provides details of the Company’s equity compensation plans at December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,271,532	13.28	4,745,135
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,271,532	13.28	4,745,135

The Option Plan

The Option Plan was approved by the Shareholders at the Company’s annual and special meeting of shareholders held on June 23, 2005. A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

At the Meeting, shareholders will be asked to consider approving various amendments to the Option Plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Matters to be Acted Upon – Amendments to the Option Plan” for further details. The following disclosure is of the Option Plan as it exists on the date hereof.

The Board, the Compensation Committee or another committee appointed for such purposes by the Board may from time to time grant to directors, officers or employees of the Company and any of its subsidiaries (collectively, the “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such Compensation Committee or committee. The purpose of the Option Plan is to attract, retain and motivate persons as directors, officers and key employees of the Company and its subsidiaries and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Option Plan is 8.0 million Common Shares, provided that the independent directors of the Company, as a group, shall not be granted in excess of 1.4 million options to purchase authorized and unissued Common Shares. As at April 29, 2008 options to purchase an aggregate of 4,666,945 Common Shares, (including 16,666 options issued pursuant to the Company’s previous option plan), representing approximately 3.7% of the issued and outstanding shares are currently outstanding. Common Shares in respect of which options are not exercised as well as Common Shares, in respect of which options are exercised, shall become available for the grant of subsequent options under the Option Plan. No fractional Common Shares may be purchased or issued under the Option Plan.

This maximum number of options that may be granted under the Option Plan includes Common Shares previously issued under the previous option plan of the Company and that remain outstanding. Notwithstanding the foregoing, no more than 5% of the issued and outstanding Common Shares shall be available for issuance pursuant to Incentive Stock Options (defined as an option to purchase Common Shares granted under the Option Plan with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)). All references in the Option Plan to the Common Shares outstanding at the date of issuance shall mean that number of Common Shares determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question.

The Board has the authority under the Option Plan to establish the option price at the time each option is granted. The option price may not be lower than the market price (the “Market Price”), i.e. the closing price, of the Common Shares as traded on the TSX on the last trading day preceding the date on which the option is approved by the Board. In addition, the option price of Common Shares that are the subject of any Incentive Stock Option (as defined in the Option Plan) granted to an employee who, at the time the option is granted, owns stock possessing at least 10% of the total combined voting power of all classes of shares of the Company or of its subsidiary corporations (as subsidiary is defined in Section 424 of the Code) (a “10% Shareholder”) shall in no circumstances be lower than 110% of the Market Price of the Common Shares at the date of the grant of the option.

Options granted under the Option Plan must be exercised no later than 10 years after the date of grant. Options are not transferable other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. At no time shall the period, during which an Incentive Stock Option granted to a 10% Shareholder shall be exercisable, exceed five years.

During each twelve month period from the date of the grant of the option, within the first three years of the grant, the optionee may take up not more than 33  1/3%, 33  1/3% and 33  1/3%, respectively, of the Common Shares covered by the option, with the first 33  1/3% of the Common Shares covered by the option being exercisable immediately during the first twelve month period following the grant thereof; provided, however, that if the number of Common Shares taken up under the option during any such twelve month period is less than the amount of the Common Shares that are subject to the options that have then vested, the optionee shall have the right, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option which were purchasable, but not purchased by him or her during such twelve month period.

To the extent that the option price of Common Shares (determined on the date of grant) with respect to which Incentive Stock Options are exercisable for the first time during any calendar year (under the Option Plan and all other stock option plans of the Company) exceeds US$100,000, such portion in excess of US$100,000 shall be treated as a Nonqualified Stock Option (defined as an option to purchase Common Shares granted under the Option Plan (for United States purposes) that is other than an Incentive Stock Option).

If an optionee ceases to be an Eligible Person, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s options within one year after the date of the optionee’s death but only up to and including the original option expiry date. Notwithstanding the foregoing, in the event the optionee ceases to be an Eligible Person by reason of his or her retirement, then, such optionee shall have the right, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares that remain subject to the option, provided that any options held by an optionee at the time of his or her retirement, shall remain subject to the Option Plan’s vesting provisions. For the purposes of this section, the term “retirement” shall mean the normal retirement date for the Eligible Person or such other adjusted date as may be agreed upon by the Eligible Person and the Company.

The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Option Plan. Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the option price by authorizing a third party to sell Common Shares (or a sufficient portion of such Common Shares) acquired upon exercise of the option and remit to the Company a sufficient portion of the sale proceeds to pay the entire option price and any withholding tax resulting from such exercise. In addition, the option price for Common Shares purchased under an option may be paid, either singly or in combination with one or more of the alternative forms of payment or such other consideration as the Board may permit.

Under the Option Plan, the Board may from time to time amend or revise the terms of the Option Plan. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Option Plan to, among other things, change the maximum number of Common Shares issuable under the Option Plan and to change the provisions relating to insider restrictions, insider re-pricing and the extension of insider options. Certain other amendments to the Option Plan may be made by the Board without obtaining Shareholder approval, including re pricing of non-insider options or adding a cashless exercise feature of an option that provides for a full deduction of the number of underlying securities from the Option Plan reserve. In addition, any change or adjustment to an outstanding Incentive Stock Option shall not, without the written consent of the optionee, be made in a manner so as to constitute a “modification” that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers or employees of the Company or any of its subsidiaries and former directors, executive officers and employees of the Company or any of its subsidiaries had any indebtedness outstanding to the Company or any of its subsidiaries during the financial year ended December 31, 2007 and as at the date hereof.

Interest of Informed Persons in Material Transactions

Other than as described in this Circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value and the interests of all stakeholders. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

Management believes that the Company’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company’s corporate governance practices, which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board of Directors

During 2007, five out of the six members of the Board were independent within the meaning of the Governance Disclosure Rule. Peter R. Jones was not an independent director because of his position as President and Chief Executive Officer of the Company. (Mr. Jones retired from his position on January 24, 2008.) Currently, six out of seven members of the Board are independent. Allen J. Palmiere is no longer considered independent with his appointment as President and Chief Executive Officer of the Company.

To facilitate the Board functioning independently of management, the following structures and processes are in place:

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•

the committees of the Board are active and well informed regarding the activities of the Company and each of the members of each committee of the Board is independent within the meaning of the Governance Disclosure Rule other than Allen J. Palmiere, President and Chief Executive Officer, who sits as a member of the Environmental, Health and Safety Committee, replacing Peter R. Jones, former President and Chief Executive Officer, on this committee;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee and the Board at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Chairman of the Board of Directors

M. Norman Anderson was appointed Chairman of the Board on January 24, 2008. He is independent within the meaning of the Governance Disclosure Rule. Allen J. Palmiere was the independent Chairman of the Board until January 24, 2008, when he was appointed as President and Chief Executive Officer and resigned as Chairman of the Company.

The primary role of the Chairman is to act as the leader of the Board and enhance and protect, with the Corporate Governance and Nominating Committee and the other committees of the Board, the independence of the Board. The responsibilities of the Chairman include: chairing all meetings of the Board and Shareholder meetings; ensuring that the responsibilities of the Board are well understood by both the Board and management, and that the boundaries between the Board and management responsibilities are clearly understood and respected; ensuring that the Board works together as a cohesive team; and, working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis; and managing the Board. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, Shareholders, other stakeholders and the public, and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board.

Meetings of the Board of Directors and Committees of the Board of Directors

The Board meets a minimum of four times per year, and usually meets every quarter and following the annual meeting of the Shareholders. Each of the committees of the Board meets at least once each year or more frequently as deemed necessary by the committee. The frequency of the meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Company from time to time. The following table provides details regarding director attendance at meetings of the Board held during the financial year ended December 31, 2007. See also “Matters to be Acted Upon – Election of Directors”.

Director	Board of Directors Meetings
M. Norman Anderson	11 out of 11
Dr. Lloyd Axworthy	10 out of 11
John H. Bowles	11 out of 11
Ronald P. Gagel	10 out of 11
Peter R. Jones	11 out of 11
Allen J. Palmiere	10 out of 11

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. During the financial year ended December 31, 2007, the independent directors held six meetings without Peter R. Jones or other members of management in attendance. In particular, the Corporate Governance and Nominating Committee is comprised exclusively of the independent directors who discuss corporate governance issues, including discussions regarding leadership for the independent directors collectively as there is no lead director.

Other Public Company Directorships

The following table provides details regarding directorships held by the Company’s directors in other reporting issuers. See also “Matters to be Acted Upon – Election of Directors”.

Director	Other Public Company Directorships
M. Norman Anderson	Compania de Minas Buenaventura SA
Rare Element Resources Ltd.

Dr. Lloyd Axworthy	Not Applicable

John H. Bowles	Boss Power Corp.
Hecla Mining Company

Donald K. Charter	Baffinland Iron Mines Corporation
Dundee Real Estate Investment Trust
Great Plains Exploration Inc
IAM Gold Corporation.
Lundin Mining Corporation

Director	Other Public Company Directorships
Ronald P. Gagel	Central Sun Mining Inc.
Strategic Resource Acquisition Corporation

R. Peter Gillin	Silver Wheaton Corporation
Tahera Diamond Corporation

Allen J. Palmiere	Constellation Copper Corporation
Silk Road Resources Ltd.

Board of Directors Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. A copy of the Charter of the Board, which sets out its responsibilities and duties, is attached as Appendix “A” of this Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman and for the Chief Executive Officer of the Company.

The Company is currently developing written position descriptions for the Chairs of the committees of the Board. The Board designates a Chair of each committee, who is to act as the leader of the committee to ensure that its responsibilities and policies are satisfied.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics for its directors, officers and employees, a copy of which is available via the Company’s profile on SEDAR at www.sedar.com.

The Company has adopted a whistleblower policy that establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and violations of the Code of Business Conduct and Ethics. Employees of the Company can file a complaint on a confidential and anonymous basis. After receiving a complaint, the Audit Committee of the Board will investigate each matter and take corrective and disciplinary actions, where appropriate.

The Audit Committee of the Board is responsible for reviewing and updating the Code of Business Conduct and Ethics of the Company and ensuring that management has established a system to enforce such Code.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Company has a material interest, which include ensuring that directors and officers are thoroughly familiar with the Company’s Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the chairperson of the Audit Committee or other appropriate person, regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Assessment and Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for: (1) reviewing on a periodic basis, the size and composition of the Board; (2) assessing current directors on an ongoing basis; (3) establishing qualifications and skills necessary for members of the Board and procedures for identifying possible nominees who meet these criteria; (4) establishing an appropriate review selection process for new nominees to the Board; (5) analyzing the needs of the Board relating to current or future vacancies on the Board and identifying and recommending nominees who meet such needs; and (6) assessing, at least annually, the effectiveness of the Board as a whole, committees of the Board and the contributions of individual directors. The Corporate Governance and Nominating Committee considers the following, among other things, when assessing the Board, committees of the Board and individual directors: (i) the current composition of the Board and the committees of the Board; (ii) the skills that are required by the Board and the committees of the Board; (iii) the skills and experience of current directors; and (v) the contributions of directors to the Board and committees of the Board. This evaluation allows the committee to determine the current strengths and weaknesses of the Board and the committees of the Board and to ensure that the Board and the committees of the Board are functioning effectively. During that evaluation process, the Corporate Governance and Nominating Committee considers whether the addition of additional Board members is necessary. In the event that the Corporate Governance and Nominating Committee determines that an additional Board member is required, the Board would be notified and suggestions sought for such additional member. The Corporate Governance and Nominating Committee would then review the proposed list of members and discuss the strengths and potential weaknesses of each proposed member.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for establishing procedures and approving appropriate orientation and education programs for new members of the Board. Further, the Corporate Governance and Nominating Committee is also responsible for establishing and approving continuing education opportunities for all directors to ensure their knowledge and understanding of the Company’s business remains current. As part of the continuing education of the Board, senior management makes regular presentations to the Board on the main areas of the Company’s business.

Committees of the Board of Directors

The Board has the following four standing committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Corporate Governance and Nominating Committee; and

•	the Environmental, Health and Safety Committee.

The following is a description of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee.

Audit Committee

The Audit Committee is currently chaired by John H. Bowles with Ronald P. Gagel and R. Peter Gillin comprising the other members of the Audit Committee. During 2007, Allen J. Palmiere was a member of the Audit Committee but resigned when he was appointed President and Chief Executive Officer of the Company on January 24, 2008. M. Norman Anderson was subsequently appointed as a member of the Audit Committee. On April 21, 2008, Mr. Anderson resigned as a member of the Audit Committee and Mr. Gillin was appointed to the committee. All members of the Audit Committee are independent directors. The Audit Committee is designed such that it is to have open communication channels with the external auditors of the Company and financial and senior management of the Company to discuss and review specific issues as appropriate. The Audit Committee is responsible for ensuring that management has designed and implemented an effective system for financial reporting and internal control. Additionally, the Audit Committee is responsible for the review of the annual financial statements of the Company and the review and approval of interim financial statements of the Company. Further information regarding the Audit Committee, including a copy of the charter of the Audit Committee, has been included in the annual information form of the Company for the year ended December 31, 2007, dated as of March 17, 2008, which can be found under the Company’s profile on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee, which is responsible for determining director and officer compensation, is currently chaired by Ronald P. Gagel with M. Norman Anderson and Donald K. Charter comprising the other members of the Compensation Committee. All members of the Compensation Committee are independent directors. During 2007,

Allen J. Palmiere was the Chairman of the Compensation Committee but resigned when he was appointed President and Chief Executive Officer of the Company on January 24, 2008 and Mr. Gagel was subsequently appointed Chairman and Mr. Bowles was appointed as a member of the Committee. On April 21, 2008, Mr. Bowles resigned as a member of the Compensation Committee and Mr. Charter was appointed to the committee. The Compensation Committee is also responsible for a review of the adequacy and form of compensation of directors and senior management and ensuring that compensation reflects the responsibilities and risk involved in being an effective director and/or a member of senior management.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently chaired by Dr. Lloyd Axworthy with John H. Bowles and R. Peter Gillin comprising the other members of the committee. All members of the Corporate Governance and Nominating Committee are independent directors. During 2007, Allen J. Palmiere was the Chairman of the Corporate Governance and Nominating Committee but resigned when he was appointed President and Chief Executive Officer of the Company on January 24, 2008 and Mr. Anderson was subsequently appointed Chairman and Mr. Gagel was appointed as a member of the Committee. On April 21, 2008, Mr. Anderson and Mr. Gagel resigned as members of the Corporate Governance and Nominating Committee and Dr. Axworthy (chairman) and Mr. Gillin were appointed to the committee. In addition to those responsibilities set out above under the heading “Nomination of Directors”, the Corporate Governance and Nominating Committee is responsible for: reviewing and submitting to the Board recommendations concerning the Company’s corporate governance performance and processes; ensuring that disclosure and securities compliance policies, including communication policies, are in place; and keeping current with regulatory requirements and other new developments in corporate governance policies and procedures and suggesting to the Board changes to these policies and procedures of the Board.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is currently chaired by M. Norman Anderson with Dr. Lloyd Axworthy and Allen J. Palmiere comprising the other members of the Committee. All members of the Environmental, Health and Safety Committee are independent directors except for Mr. Palmiere who is President and Chief Executive Officer of the Company. During 2007, Peter R. Jones was a member of the Environmental, Health and Safety Committee but resigned as President, Chief Executive Officer and a director of the Company on January 24, 2008 and Mr. Palmiere was subsequently appointed to the Committee. The Environmental, Health and Safety Committee is responsible for, among other things, (1) communicating to the Company’s organization the importance of developing a culture of environmental responsibility and an awareness of the importance of health and safety; (2) establishing policies and provide oversight on the development and implementation of management systems relating to environmental, health and safety matters; (3) ensuring adequate measures are in place to ensure the Company’s management has implemented an Environmental, Health and Safety Policy and Framework, monitor its effectiveness and, from time to time, discuss with management any necessary improvements to such policy and its framework for implementation; (4) receiving quarterly reports from management that include any environmental, health and safety issues of a material nature; and (5) reporting on its activities annually to the Board.

MATTERS TO BE ACTED UPON

Election of Directors

The Company’s articles and by-laws provide that the Board consists of a minimum of three and a maximum of nine directors. The Board currently consists of seven directors. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of Shareholders following his election unless his office is earlier vacated in accordance with the articles and by-laws of the Company.

The following table sets forth the name, age, province of residence, principal occupation or employment, date they first became a director of the Company and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished to the Company by the person concerned and is as at April 29, 2008.

Name, Age and Province and Country of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
M. Norman Anderson, 77 (1) (2) British Columbia, Canada	President, Norman Anderson & Associates (a consulting company)	December 21, 2004 (3)	30,000 (4)

Dr. Lloyd Axworthy, 68 (2) (5) Manitoba, Canada	President and Vice Chancellor, University of Winnipeg	June 1, 2006 (3)	8,000 (6)

John H. Bowles, 62 (5) (7) British Columbia, Canada	Corporate Director	June 1, 2006 (3)	Nil (8)

Donald K. Charter, 52 (1) Ontario, Canada	President of 3Cs Corporation (a private consulting and investment company)	April 3, 2008 (3)	Nil

Ronald P. Gagel, 52 (1) (7) Ontario, Canada	Senior Vice President and Chief Financial Officer, FNX Mining Company Inc. (a mining company)	May 4, 2005 (5)	10,000 (9)

R. Peter Gillin, 59 (5) (7) Ontario, Canada	Chairman and Chief Executive Officer, Tahera Diamond Corporation (a mining company)	April 3, 2008 (3)	Nil

Allen J. Palmiere, 55 (2) Ontario, Canada	President and Chief Executive Officer of the Company	December 21, 2004 (3)	Nil (10)

(1)	Member of the Compensation Committee.
(2)	Member of the Environmental, Health and Safety Committee.
(3)	The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.
(4)	Mr. Anderson holds options to acquire 16,666 Common Shares at a price of $9.70, 25,000 Common Shares at $20.80 and 66,667 Commons Shares at a price of $15.86.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Dr. Axworthy holds options to acquire 75,000 Common Shares at a price of $14.06, 25,000 Common Shares at $20.80 and 33,334 Commons Shares at $15.86.

(7)	Member of the Audit Committee.
(8)	Mr. Bowles holds options to acquire 100,000 Commons Shares at a price of $14.06, 25,000 Common Shares at $20.80 and 33,334 Common Shares at $15.86.
(9)	Mr. Gagel holds options to acquire 75,000 Common Shares at a price of $2.59, 50,000 Common Shares at a price of $9.70, 25,000 Common Shares at $20.80 and 33,334 Common Shares at a price of $15.86.
(10)	Mr. Palmiere holds options to acquire 66,666 Common Shares at a price of $2.59, 22,222 Common Shares at a price of $9.70, 33,330 Common Shares at $20.80 and 350,000 Common Shares at $15.86.

Each of the foregoing individuals has held his present principal occupation, other office or position with the same firm set opposite his name for the past five years, except for: Mr. Palmiere who, from October 1993 to May 2003, was chief financial officer of Zemex Corporation, from October 2005 to September 2006 was the Executive Chairman of Barplats Investments Limited and since December 2003 has served as President and Chief Executive Officer of Silk Road Resources; Dr. Axworthy, who was CEO of Liu Institute for Global Issues, University of British Columbia from September 2000 to April 2004; Mr. Bowles, who retired as Partner of PricewaterhouseCoopers in June 2006; Mr. Charter, who from November 1998 to November 2005, was Chairman, Chief Executive Officer and President of Dundee Securities Corporation and Chairman and Chief Executive Officer of Dundee Private Investors Inc. (financial services firms); Mr. Gagel, who, from January 1999 to December 2004, was Vice-President and Chief Financial Officer of Aur Resources Inc. and from June 2005 to March 2006 was Vice President and Chief Financial Officer of FNX Mining Company Inc.; and, Mr. Gillin who, from November 2002 to May 2003, was President and Chief Executive Officer of Zemex Corporation (a mining company).

Corporate Cease Trade Orders or Bankruptcies

None of our directors or proposed directors is, or within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company (including our Company), that: (i) was subject to an order that was issued while the director or proposed director was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Allen J. Palmiere, a director of Constellation Copper Corporation, who held such office when the Ontario Securities Commission issued a temporary management cease trade order on November 15, 2007 and a management cease trade order on November 28, 2007 for failing to file interim financial statements and MD&A for the nine-month period ended September 30, 2007. The order was subsequently revoked on January 16, 2008 after the interim financial statements and MD&A were filed.

None of our directors or proposed directors: (i) is, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including our Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years prior to the date hereof, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or proposed director, other than R. Peter Gillin, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”), who held such offices when Tahera sought protection under the Companies’ Creditors Arrangement Act (“CCAA”) in January, 2008. As of the date hereof, the court proceedings under the CCAA relating to Tahera are ongoing.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on May 6, 2005.

SPECIAL BUSINESS TO BE CONSIDERED

Amendments to the Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Option Plan Amendments Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving various amendments to the Option Plan as reflected in the blacklined version of the Option Plan attached as Appendix “B” to this management information circular.

Under TSX rules, the Company must receive shareholder approval every three years for the Option Plan to remain in effect if the option plan is a rolling plan or contains an evergreen or reload feature. The Company has also decided to make certain amendments to the Option Plan as outlined below. The more substantive amendments being proposed are as follows:

(i)	increasing the number of Common Shares issuable under the Option Plan by 5,000,000 from 8,000,000 to 13,000,000;

(ii)	removing the evergreen or reload feature, which, with the removal of this feature will not require the Option Plan to be approved by Shareholders every three years;

(iii)	allowing consultants to participate in the Option Plan;

(iv)	adding provisions with respect to special requirements for United States participants in the Option Plan that allows such United States participants to receive certain tax benefits through incentive stock options;

(v)	clarifying that the Board cannot reduce the exercise price of any outstanding options without requisite shareholder approval;

(vi)	clarifying that upon the occurrence of a change of control, in certain circumstances all unvested options will vest (and redefining a change of control);

(vii)	limiting the types of amendments that can be made to the Option Plan without obtaining shareholder approval. The Board, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to the Option Plan:

a.	amending typographical, clerical and grammatical errors;

b.	reflecting changes to applicable securities laws;

c.	changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

d.	including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve; and

e.	ensuring that the Options granted under the Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

The Board requires regulatory and shareholder approval for all other amendments, including, but not limited to:

a.	increasing the number of Common Shares reserved for issuance under the Option Plan;

b.	amending provisions granting additional powers to the Board to amend the Option Plan without shareholder approval;

c.	reducing the exercise price of Options insiders;

d.	extending the term of Options held by insiders; and

e.	changing the insider participation limits which result in the shareholder approval to be required on a disinterested basis;

(viii)	limiting the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Option Plan and any other security based compensation arrangement of the Company to 10% of the total number of Common Shares then outstanding on a non-diluted basis;

(ix)	limiting the maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Option Plan and any other security based compensation arrangement of the Corporation to 10% of the total number of Shares then outstanding;

(x)	limiting grants under the Option Plan and any other equity compensation plan to non-employee directors to the lesser of $100,000 annually and 1% of the issued and outstanding shares of the Company.

(xi)	including a provision that, upon the occurrence of certain proposed transactions, the Company, upon notice, may require options holders to exercise their options if the proposed transaction is completed within 180 days of the notice. If the proposed transaction is not completed within 180 days of the notice, the notice becomes void and the options under the notice are not exercised;

(xii)	amending the vesting and exercise periods of options upon the termination or death of an Eligible Individual (as defined in the Option Plan) by (i) having any Option becoming unexercisable if the Eligible Individual (as defined in the Option Plan) is terminated for “cause” or (ii) providing 60 days to exercise any vested Options if the Eligible Individual (as defined in the Option Plan) is terminated for reasons other than “cause”. In the case of death of an Eligible Individual (as defined in the Option Plan), all Options will now automatically vest upon the death of the Eligible Individual (as defined in the Option Plan); and

(xiii)	allowing the Board to adopt other or additional compensation arrangements for the benefit of any Eligible Individual (as defined in the Option Plan), subject to any required regulatory or shareholder approvals.

The Board has approved the amendment to the Option Plan, subject to shareholder approval. The amendments will become effective upon receiving requisite shareholder approval.

The Board and management recommend the adoption of the Option Plan Amendments Resolution. The TSX has conditionally approved the amendments to the Option Plan subject to shareholder approval. To be effective, the Option Plan Amendments Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Option Plan Amendments Resolution.

The text of the Option Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amendments to the Option Plan, as reflected in the blacklined version of the Option Plan attached as Appendix “B” to the Company’s management information circular dated April 30, 2008, be and hereby are approved; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Long-Term Equity Plan

The Board has approved the adoption of the LTEP, subject to shareholder approval. The LTEP will become effective upon receiving requisite shareholder approval. The Board decided that it is desirable to have a wide range of incentive plans including the LTEP which is in place to attract, retain and motivate employees, directors and officers of the Company. The following is a summary of some of the key terms of the LTEP. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “LTEP Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the LTEP.

The LTEP provides that share unit awards (the “SUAs”) may be granted in a calendar year by the Board to full-time employees, officers and directors (the “Participants”) of the Company or its affiliates as a bonus for services rendered to the Company or an affiliate in the fiscal year ending in such calendar year, as determined in the sole and absolute discretion of the Board. The number of share units (“SUs”) awarded will be credited to the Participant’s account effective on the grant date of the SUAs.

Upon receipt of the requisite shareholder approval of the LTEP, 1,000,000 Common Shares will be reserved for issuance from treasury under the LTEP, representing approximately 0.8% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the LTEP and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the LTEP and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable under the LTEP and any other equity compensation plan to non-employee directors is the lesser of $100,000 annually and 1% of the issued and outstanding shares of the Company.

Each SUA entitles the holder, subject to the terms of the LTEP, to receive a payment in fully-paid Common Shares or, at the option of the Company, cash, on the date when the SUA is fully vested. The Board will have the discretion to credit a Participant with additional SUs equal to the aggregate amount of any dividends that would have been paid to the Participant if the SUs had been Common Shares, divided by the market value of the Common Shares on the date on which dividends were paid by the Company.

In the event of a Participant’s termination with cause during a Restricted Period (as defined in the LTEP), such Participant’s SUs will be forfeited and be of no further force or effect at the date of termination, unless otherwise determined by the Board or provided for in the Participant’s grant letter, as further described in the LTEP. In the event of the termination without cause, all unvested SUs will vest on the date of termination and the Common Shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, immediately. In the event of death, all unvested SUs credited to the Participant will vest on the date of the Participant’s death and the Common Shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, to the Participant’s estate immediately. In the event of the total disability of a Participant, all unvested SUs credited to the Participant will vest within 60 days following the date in which the Participant is determined to be totally disabled and the Common Shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, immediately. In the event of a change of control, and the Participant ceases to be an Eligible Director (as defined in the LTEP) or an Eligible Employee (as defined in the LTEP) within 12 months of a change of control, all SUs outstanding will immediately vest, notwithstanding the Restricted Period (as defined in the LTEP).

SUs shall vest and Restricted Shares (as defined in the LTEP) or cash payment, as applicable, shall be issued on an entitlement date that is no later than December 31 of the third calendar year following the year of grant.

Pursuant to the terms of the LTEP, the Board as the case may be, may discontinue the LTEP at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any SU granted under the LTEP.

The Board subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to the LTEP:

(a)	amendments of a housekeeping nature;

(b)	the addition or a change to the vesting provisions of the LTEP;

(c)	a change to the termination provisions of an SU or the LTEP;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that SUs granted under the LTEP will comply with any provision respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom an SU has been granted may from time to time be resident or a citizen.

The Board requires regulatory and shareholder approval for all other amendments, including, but not limited to:

(a)	increasing the number of Common Shares reserved for issuance from treasury under the LTEP;

(b)	amending provisions granting additional powers to the Board to amend the LTEP without shareholder approval;

(c)	shortening the Restricted Period (as defined in the LTEP) of any previously granted SUs; and

(d)	changing the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

A copy of the full text of the LTEP is attached as Schedule “C” to this management information circular.

The Board and management recommend the adoption of the LTEP Resolution. The TSX has conditionally approved the LTEP, subject to shareholder approval. To be effective, the LTEP Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the LTEP Resolution.

The text of the LTEP Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the adoption of the LTEP by the Company in the form attached to the management information circular of the Company dated April 30, 2008 as Schedule “C” for the benefit of employees, directors and officers of the Company;

2.	the reservation for issuance under such plan of 1,000,000 Common Shares is hereby authorized and approved;

3.	the Company be and it is hereby authorized and directed to issue such Common Shares pursuant to the LTEP as fully paid and non-assessable shares of the Company; and

4.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007, which can be found in the Company’s annual report to Shareholders that accompanies this Circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Vice President and General Counsel of the Company by phone at (204) 949-4268 or by e-mail at maura.lendon@hbms.ca.

Directors’ Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Allen J. Palmiere
Allen J. Palmiere
President and Chief Executive Officer

April 30, 2008

APPENDIX “A”

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board of Directors is responsible for the stewardship of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee. The Board of Directors shall meet at least quarterly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.

II.	COMPOSITION

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with National Policy 58-201. The Chairman of the Board should also be independent or alternatively the Board will appoint an independent lead director. A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment. Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she fits into one or more of the categories listed in Schedule “A” attached hereto.

III.	RESPONSIBILITIES

The Board of Director’s mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•

The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) issues relating to the environment, health or safety.

•	With the assistance of the Corporate Governance and Nominating Committee:

•	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Company.

•	Reviewing the composition of the Board of Directors and ensuring it respects its independence criteria.

•	Develop clear position descriptions for the Chair of each Board Committee.

•	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

•

The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

•	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

•	Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.

•	Approving disclosure and securities compliance policies, including communications policies of the Company.

•	With the assistance of the Audit Committee:

•	Recommending the appointment of the auditors and assessing the performance of the auditors.

•	Satisfy itself that adequate procedures are in place to ensure the integrity of the Company’s internal controls and management information systems.

•

Satisfy itself that adequate procedures are in place to ensure the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•	Identification of the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

•	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•

With the assistance of the Compensation Committee and the Chief Executive Officer, the establishment of appropriate performance criteria for the senior management team and the approval of the compensation of the senior management team.

•	With the assistance of the Vice Presidents monitor and review feedback provided by the Company’s various stakeholders.

•	Review succession planning and the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•

The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Reviewing with senior management:

•	major corporate decisions which require Board approval and approving such decisions as deemed appropriate.

•	major capital expenditure decisions (in excess of $4 million) unless previously authorized in a budget or plan by the Board of Directors.

•	material decisions relating to senior personnel, development or operation of a mine or matters relating to the environment, health or safety.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

IV.	MISCELLANEOUS

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.	The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and other stakeholders and such director will report to the whole Board on a regular basis on the feed back received.

Dated March 17, 2008

SCHEDULE “A” TO APPENDIX “A”

Subject to the exemptions available under Multilateral Instrument 52-110 Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

APPENDIX “B”

HUDBAY MINERALS INC.

SHARE OPTION PLAN – 2008 AMENDMENT

ARTICLE 1

PURPOSE OF PLAN

~~Purpose of Plan~~

1.1 The purpose of the Plan is to attract, retain and motivate persons as directors, officers ~~and key,~~ employees and consultants of the Corporation and its ~~Subsidiaries~~Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2

DEFINED TERMS

~~Defined Terms~~

2.1 Where used herein, the following terms shall have the following meanings, respectively:

A.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

B.	“Associate”, with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time.

C.	~~2.1~~ “Blackout Period” means the period during which designated insiders and employees of the Corporation cannot trade ~~the~~ Common Shares pursuant to the Corporation’s policy respecting restrictions on designated insider and employee trading ~~which~~that is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject~~);~~, unless during such period the Corporation’s said policy respecting restrictions on trading is also in effect).

D.	~~2.2~~ “Board” means the board of directors of the Corporation or, if established and duly authorized to act, ~~the Executive Committee or another~~a Committee appointed for such purpose by the board of directors of the Corporation~~, including without limitation, the Compensation Committee;~~.

E.	~~2.3~~ “Business Day” means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading~~;~~.

F.	~~2.4~~ “Change of Control” means the occurrence of any one or more of the following events:

~~(i) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Corporation;~~

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares, prior to the completion of the transaction, hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)	(~~ii~~A) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of ~~common shares in the capital of the Corporation,~~Voting Securities which, when added to the ~~common shares~~Voting Securities owned of record or beneficially by the Acquiror ~~to~~ or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or ~~associates~~Associates and/or ~~affiliates~~Affiliates of the Acquiror to cast or to direct the casting of 30% or more of the votes attached to all of the Corporation~~’~~’s outstanding ~~voting shares~~Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); ~~or~~and (B) as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board;

(iv)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board; or

(v)	~~(iii) the board of directors of the Corporation~~the Board adopts a resolution to the effect that a ~~Change of Control as defined herein~~change of control has occurred or is imminent~~;~~.

~~2.5~~	~~Code means the U.S. Internal Revenue Code of 1986, as amended;~~

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

G.	~~2.6 Corporation~~“Corporation” means HUDBAY MINERALS INC. and includes any successor corporation thereto~~;~~.

H.	~~2.7~~ “Eligible ~~Person~~Individual” means any director, officer ~~or~~, employee or consultant of (i) the Corporation, or ~~any Subsidiary;~~(ii) any Affiliate, (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate).

I.	“Eligible Person” means, subject to all applicable laws, any Eligible Individual, Holding Company or Eligible Individual’s RRSP.

J.	~~2.8~~ “Exchange” means the Toronto Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time~~;~~.

~~2.9 Incentive Stock Option means an Option to purchase Shares granted under Article 5 with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the Code;~~

K.	“Holding Company” means a corporation wholly-owned by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual.

L.	~~2.10~~ “Insider” means:

(a)	an insider as defined under Section 1(1) of the Securities Act (Ontario) as may be amended from time to time, other than a person who falls within that definition solely by virtue of being a director or senior officer of ~~a Subsidiary~~an Affiliate; and

(b)	~~an associate as defined under Section 1(1) of the Securities Act (Ontario)~~an Associate of any person who is an insider by virtue of Section 2.12(a) above~~;~~.

M.	~~2.11~~ “Market Price” at any date in respect of the Shares shall be the ~~greatest~~ closing price of such Shares on ~~any~~the Exchange, ~~if applicable,~~ on the last trading ~~day preceding~~date prior to the date on which the Option is approved by the Board ~~(or, if such Shares are not then listed and posted for trading on an Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such~~; provided that if such Board approval occurs during a Black Out Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Black Out Period expires. In the event that the Shares are not then listed and posted for trading on ~~any stock exchange~~an Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion~~;~~.

N.	~~2.12 Non-Management~~“Option” means a right granted to an Eligible Person ~~has the meaning set forth in section 6.2;2.13 Nonqualified Stock Option means an Option~~ to purchase Shares granted under ~~Article 5 other than an Incentive Stock Option;~~ this Plan.

~~2.14 Option means an option to purchase Shares granted under the Plan;~~

O.	~~2.15~~ “Option Price” means the price per Share at which Shares may be purchased ~~under~~upon the exercise of an Option, as the same may be adjusted from time to time in accordance with ~~Article 8;~~Section 8.5.

P.	~~2.16~~ “Optionee” means an Eligible Person to whom an Option has been granted~~;~~.

Q.	~~2.17~~ “Person” means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act~~;~~.

R.	~~2.18~~ “Plan” means the HUDBAY MINERALS INC. Share Option Plan, as the same may be amended or varied from time to time~~;~~.

~~2.19 Share Compensation Arrangement means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;~~

S.	“Resignation” means the cessation of board membership, employment (as an officer, employee) or consultancy of the Eligible Person with the Corporation or an Affiliate as a result of resignation.

T.	“Retirement” means an Eligible Individual ceasing to be a director, officer or employee of the Corporation or an Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

U.	“Retirement Date” means the date on which an Optionee ceases to be an Eligible Individual due to the Retirement of the Eligible Individual.

V.	“RRSP” means a registered retirement savings plan.

W.	~~2.20~~ “Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by ~~Article 8,~~Section 8.5, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment~~; and~~.

X.	~~2.21~~ “Subsidiary” means any corporation which is a subsidiary as such term is defined in the Canada Business Corporations Act.

~~ARTICLE 3~~

~~Administration of the Plan~~

Y.	“Termination” means: (i) in the case of a director, the termination of board membership of the director by shareholder’s of the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate, or Resignation, other than through Retirement; (ii) in the case of an officer, the removal of or failure to re-appoint the individual as an officer of the Corporation or an Affiliate or Resignation other than through Retirement; (iii) in the case of an employee, the termination of the employment of the employee with or without cause, as the context requires, by the Corporation or an Affiliate or Resignation, other than through Retirement; and (iv) in the case of a consultant, the termination of the consulting duties of the consultant by the Corporation or an Affiliate, with or without cause, as the context requires or Resignation.

Z.	“Termination Date” means the date on which an Optionee ceases to be an Eligible Individual.

AA.	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another or to the same person in a different capacity, whether or not voluntary and whether or not for value and any agreement to effect any of the foregoing.

2.2 The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

2.3 Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4 The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

2.5 Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 3

ADMINISTRATION OF PLAN

3.1 ~~The~~This Plan shall be administered by the Board, in accordance with the rules and policies of the Exchange ~~in respect of employee stock option plans~~. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom ~~an Option~~Options should be granted ~~and the number of Shares, which will be optioned from time to time to any Eligible Person and the~~, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

3.2 The Board shall have the power, where consistent with the general purpose and intent of ~~the~~this Plan and subject to the specific provisions of ~~the~~this Plan and without limitation:

(a)	to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and to make all other determinations necessary or advisable for its administration;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine which Eligible Persons are granted Options and to grant Options;

(d)	to determine the number of ~~Shares covered by each Option~~Options to be granted to Eligible Persons;

(e)	to determine the Option Price;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; ~~and~~

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options~~.~~;

~~ARTICLE 4~~

~~Shares Subject to the Plan~~

~~4.1 Subject to the approval of the Exchange (as well as the approval of the shareholders of the Corporation of this Plan), Options may be granted in respect of authorized and unissued Shares provided that the maximum aggregate number of Shares which shall be reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan shall not exceed 8.0 million provided that notwithstanding the foregoing, the independent directors of the Corporation, as a group, shall not be granted in excess of 1.4 million Options to purchase authorized and unissued Shares.. Notwithstanding the foregoing, no more than 5% of the issued and outstanding Shares shall be available for issuance pursuant to Incentive Stock Options. Shares in respect of which Options are not exercised as well as Shares in respect of which Options are exercised shall be available for the grant of subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.~~

~~ARTICLE 5~~

~~Eligibility; Grant; Terms of Options~~

(i)	to determine the expiry date of each Option;

(j)	to determine the extent each Option is exercisable; and

(k)	to determine other terms and conditions relating to each Option.

ARTICLE 4

SHARES RESERVED UNDER PLAN

4.1

(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 8.4, is 13,000,000.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding. For the purposes of this Section 4.1, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

(c)	Notwithstanding the foregoing, the maximum number of Shares issuable to non-employee directors under the Plan and pursuant to any other security based compensation arrangement shall not exceed the lesser of $100,000 in value per year and 1% in number of the issued and outstanding Shares of the Corporation per year. Notwithstanding Sections 4.1 and 11.1, the Corporation has agreed to, and will issue 100,000 options (the “New Grant”) to two new directors (who joined the Board prior to the amendments to this Plan taking effect), once any applicable Blackout Period expires, and the New Grant will be deemed to have occurred prior to any amendments to this Plan.

ARTICLE 5

ELIGIBILITY; GRANT; TERMS OF OPTIONS

5.1 Options may be granted to Eligible Persons ~~and may consist of Incentive Stock Options and/or Nonqualified Stock Options. Notwithstanding the foregoing, only employees of the Corporation or one of its Subsidiaries that is also a “subsidiary corporation” (as defined in Section 422 of the Code) may be granted Incentive Stock Options.~~. An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

5.2 Options may be granted by the Corporation pursuant to the recommendation and approval of the Board from time to time.

~~5.3 Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.~~

5.3 ~~5.4~~ In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be ~~10~~five years from the date the Option is granted to the Optionee;

(b)

there may or may not be applicable vesting provisions relating to Options that are granted. If an Option grant is silent as to the applicable vesting provisions, the following vesting schedule shall be deemed to apply: during each 12 month period ~~from the date of the grant of the Option,~~commencing on the 12 month anniversary of and within the ~~first three~~next two successive years of the date of grant of the Option, the Optionee may take up not more than 33 1/3%, 33 1/3% and 33 1/ 3%, respectively, of the Shares covered by the Option, ~~with the first 33 1/3% of the Shares covered by the Option being exercisable immediately during the first 12 month period following the grant thereof; provided, however, that if.~~ If the number of Shares taken up under the Option during any such 12 month period is less than the amount of the Shares that are subject to the Options which have then vested, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to ~~purchase such number of Shares subject to~~exercise the Option which were ~~purchasable, but not purchased by him or her~~exercisable, but which were not exercised during such 12 month period;

~~(c)~~	~~to the extent that the Option Price of Shares (determined on the date of grant) with respect to which Incentive Stock Options are exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Corporation) exceeds US$100,000, such portion in excess of US$100,000 shall be treated as a Nonqualified Stock Option;~~

(c)	~~(d) should~~if the expiration date for an Option fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date ~~for~~of such Option for all purposes under the Plan. ~~Notwithstanding Article 9, the~~The ten Business Day period referred to in this Subsection ~~5.4~~5.3(~~d~~c) may not be extended by the Board~~.~~;

~~5.5~~

(d)	no fractional Shares may be issued and the Board may determine the manner in which fractional Shares will be treated; and

(e)	Options may be granted so that they qualify as incentive stock options (“ISO’S”) under Section 422(d) of the U.S. Internal Regulation Service Code (the “IRS Code”) in accordance with the requirements and limitations of Section 9.4. At no times shall ISO’S granted to holders of at least 10% of the Shares, have a term that is longer than five years.

5.4 The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares ~~at the date of the grant of the Option. In addition, the Option Price of Shares which are the subject of any Incentive Stock Option granted to an employee who, at the time the Option is granted, owns stock possessing at least ten percent of the total combined voting power of all classes of shares of the Corporation or of its subsidiary corporations (as subsidiary is defined in Section 424 of the Code) (a “10% Shareholder”) shall in no circumstances be lower than 110% of the Market Price of the Shares at the date of the grant of the Option.~~. The Board shall not reduce the exercise price of any outstanding Option without requisite shareholder approval.

5.5 ~~5.6 An~~Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable. ~~In the case of an Incentive Stock Option, the Option is also non-transferable other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Optionee only by the Optionee.~~

5.6 ~~5.7~~ All references in this Plan to the Shares outstanding at the date of the issuance shall mean that number of Shares determined on the basis of the number of Shares that are outstanding immediately prior to the ~~share issuance in question~~determination date.

~~5.8 At no time shall the period during which an Incentive Stock Option granted to a 10% Shareholder shall be exercisable exceed five years.~~

ARTICLE 6

EXERCISE OF OPTIONS

~~Exercise of Options~~

6.1 Subject to the provisions of ~~the~~this Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised ~~and accompanied by payment in full of the Option Price of the Shares to be purchased~~. The Optionee may either pay the Option Price in full at the time of delivery of the written exercise notice or may pay the Option exercise price in full at the time of delivery of the certificate representing the Shares purchased under the exercised Options. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

6.2	(a)	The exercise price for Shares purchased under an Option shall be paid in full to the Corporation by delivery of consideration in an amount equal to the Option Price. Such consideration must be paid ~~in cash or~~ by cheque or, unless the Board in its sole discretion determines otherwise, either at the time the Option is granted or at any time before it is exercised, a combination of cash and/or cheque (if any).

(b)	The Corporation may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

(c)	In addition, the Option Price for Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment authorized by this Section 6.2, by such other consideration as the Board may permit.

6.3 Notwithstanding any of the provisions contained in ~~the~~this Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	completion of such registration or other qualification ~~of such Shares~~ or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on the Exchange, if applicable; and

(c)	the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in ~~such~~the Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

~~In this connection the~~The Corporation ~~shall~~, to the extent necessary~~,~~ shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

ARTICLE 7

TERMINATION, RETIREMENT OR DEATH AND GRANDFATHERING

~~Termination of Employment; Death~~

7.1	(a)	In the event of the Termination of an Eligible Individual for “cause”, each Option held by the Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, will cease to be exercisable immediately upon the Termination Date.

(b)	In the event of the Termination of an Eligible Individual, for reasons other than “cause”, each Option held by the Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, will cease to be exercisable within a period of 60 days after the Termination Date or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of the grant of the Options, subject to the provisions of Section 8.2 and Section 8.3 (which shall override this provision as to inability to exercise unvested Options). If any portion of an Option held by a terminated Eligible Individual or such Eligible Individual’s Holding Company or RRSP, as applicable, has not vested on the Termination Date, the Optionee holding such Options may not, after the Termination Date, exercise such portion of the Options which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Options vest automatically or pursuant to a vesting schedule determined by the Board.

~~7.1~~	~~Subject to Section 7.2 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate 30 days following the date upon which the Optionee ceases to be an Eligible Person. Notwithstanding the foregoing, in the event the Optionee ceases to be an Eligible Person by reason of his or her retirement, then, such Optionee~~

(c)	Subject to Section 7.1(d), in the event of Retirement of the Eligible Individual, then, such Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares that remain subject to the Option, provided that any Options held by ~~an Optionee at the time of his or her retirement~~such Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, at the time of the Eligible Individual’s Retirement, shall remain subject to Section ~~5.4(b) of the Plan. For the purposes of this section, the term “retirement” shall mean the normal retirement date for the Eligible Person or such other adjusted date as may be agreed upon by the Eligible Person and the Corporation.~~5.3 of the Plan.

~~7.2 If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first year following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of the Optionee’s employment.~~

~~7.3 Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or any Subsidiary or continues to be a director or officer of, the Corporation or any Subsidiary.~~

~~ARTICLE 8~~

~~Change in Control and Certain Adjustments~~

~~8.1~~

(d)	If an Eligible Individual dies, the personal representatives, heirs or legatees of the deceased Eligible Individual may exercise the Options held by the deceased Eligible Individual or the deceased Eligible Individual’s Holding Company or RRSP, as applicable, within one year after the date of the Eligible Individual’s death regardless of the original expiry date of the Options or such longer period as determined by the Board. For greater certainty such determination may be made at any time subsequent to the date of grant of the Options. Options held by a deceased Eligible Individual or such Eligible Individual’s Holding Company or RRSP, as applicable, that have not vested on the Eligible Individual’s date of death shall automatically vest on such date of death. If the personal representative, heir or legatee of a deceased Eligible Individual exercises the Options of the deceased Eligible Individual in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the personal representative, heir or legatee that it is entitled to act on behalf of the deceased Eligible Individual to purchase the Shares under this Plan.

All of the foregoing shall be subject to (and shall be superseded by) any employment agreement relating to the Optionee and the Corporation or its Affiliates.

7.2 Each Option must be confirmed, and will be governed, by an agreement or notice in a form determined by the Board and signed by the Corporation and the Eligible Individual, an RRSP of which the Eligible Individual is an annuitant, or the Eligible Individual’s Holding Company, as applicable.

7.3 Options shall not be affected by any change in position with the Corporation as long as the Optionee continues to be an Eligible Person.

7.4 Options are personal to each Eligible Person. No Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person, except as provided in Section 5.5. If a Holding Company ceases to be wholly-owned and controlled by an Eligible Individual and/or the spouse, children and/or grandchildren of such Optionee, such change in ownership or control shall be deemed to be an improper Transfer of all of the Options held by such Holding Company. An improper Transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Corporation will not issue any Shares upon the attempted exercise of improperly Transferred Options.

7.5 Subject to Section 11.1, all Options granted to Eligible Persons prior to these amendments coming into effect, shall be deemed to continue in accordance with their original terms.

ARTICLE 8

CHANGE IN CONTROL AND CERTAIN ADJUSTMENTS

8.1 Notwithstanding any other provision of this Plan, if the Board makes a determination that a Change of Control is imminent as provided in Section 2.1F(v), the Corporation may give written notice to all Optionees advising them that, within 30 days after the date of such notice and not thereafter, each Optionee must advise the Board whether the Optionee desires to exercise its Options (including Options that have not then vested) prior to the closing of the proposed transaction which would give rise to the Change of Control (the “Proposed Transaction”). If the Optionee fails to provide such notice within the 30-day period, all rights of the Optionee will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Options will be exercised or affected by the notice, except that the Options may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period. If an Optionee gives notice that the Optionee desires to exercise its Options prior to closing of the Proposed Transaction; (i) all Options which have not then vested, shall automatically vest; and (ii) all Options which the Optionee elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

8.2 In the event of a Change of Control, pursuant to the provisions of Section 2.1F(i), (iii), (iv) or (v) (with respect to (v), if the Board has adopted a resolution that a Change of Control has occurred) and the Plan continues or is replaced with a substantially similar option plan and the Eligible Individual is subject to Termination, for reasons other than “cause” or Resignation, as the case may be, as at such date or at any time up to the 12 month anniversary of such Change of Control, all Options outstanding shall ~~be immediately exercisable at the discretion of the board of directors of the Company.~~immediately become exercisable.

8.3 In the event of a Change of Control, pursuant to the provisions of Section 2.1F(i), (iii), (iv) or (v) (with respect to (v), if the Board has adopted a resolution that a Change of Control has occurred) and the Plan does not continue or is not replaced with a substantially similar option plan, all Options outstanding shall be immediately exercisable.

8.4 In the event of a Change in Control pursuant to the provisions of Section 2.1F(ii), all Options outstanding shall be immediately exercisable.

8.5 ~~8.2~~ Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price and in the number of Shares available for issuance under this Plan, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, ~~the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course),~~ the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity~~, subsequent to the approval of the Plan by the Board~~ including without limitation, those corporate restructurings the Board would consider to be capital events. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

~~ARTICLE 9~~

~~Amendment or Discontinuance of Plan~~

8.6 Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Individual, subject to any required regulatory or shareholder approvals.

ARTICLE 9

AMENDMENT OR DISCONTINUANCE OF PLAN

9.1 ~~(a) At any time, the Board may make amendments to the Plan that, in their sole judgment are required without obtaining the approval of the Shareholders of the Company, except for:~~Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to this Plan. The Board may discontinue this Plan at any time without first obtaining shareholder approval, provided that such discontinuance may not in any manner adversely affect the Optionees’ rights under any Option granted under this Plan.

~~(i)~~	~~any amendment to the number of securities issuable under the Plan (other than changes made pursuant to section 8.2), including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;~~

~~(ii)~~	~~any change to the definition of “Eligible Person” which would have the potential of broadening or increasing insider participation;~~

~~(iii)~~	~~the addition of any form of financial assistance;~~

~~(iv)~~	~~any amendment to a financial assistance provision which is more favourable to participants;~~

9.2 The Board subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to this Plan:

(a)	amending typographical, clerical and grammatical errors;

(b)	reflecting changes to applicable securities laws;

(c)	changing the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

(d)	~~(v)~~ including the addition of a cashless exercise feature, payable in cash or securities, which ~~does not provide~~provides for a full deduction of the number of underlying securities from the Plan reserve; and

~~(vi)~~	~~the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Corporation;~~

~~(vii)~~	~~discontinuance of the Plan; and~~

~~(viii)~~	~~any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide, additional benefits to Eligible Persons, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.~~

~~Any amendments made pursuant to this Section 9.1 shall, if required, be subject to prior regulatory approval (including without limitation, Section 422 of the Code).~~

(e)	ensuring that the Options granted under this Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

~~9.1 (b) Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the written consent of the Optionee~~Notwithstanding the foregoing, the Corporation shall obtain requisite shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

~~9.2 Any change or adjustment to an outstanding Incentive Stock Option shall not, without the written consent of the Optionee, be made in a manner so as to constitute a “modification” that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.~~

9.3 The Board may postpone or adjust any exercise of any Option or the Issuance of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

9.4	(a)	Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 13,000,000, subject to adjustment pursuant to Section 8.2 and subject to the provisions of Sections 422 and 424 of the IRS Code.

(b)	Each Option agreement shall specify whether the related Option is an ISO or a non-ISO. If no such specification is made, the related Option will be (1) an ISO if all of the requirements under the IRS Code that must be satisfied in order for such Option to qualify as an ISO are satisfied; or (2) in all other cases, a non-ISO.

(c)	ISOs may only be granted to Eligible Individuals who are employees of the Corporation or an Affiliate for the purposes of Section 422 of the IRS Code.

(d)	An ISO shall be treated as a non-ISO to the extent that the aggregate fair market value of the Shares (determined as of the applicable grant date) with respect to which ISOs are exercisable for the first time during any calendar year (pursuant to this Plan and all other plans of the Corporation and of any Affiliate for the purposes of Section 422 of the IRS Code) will exceed U.S.$100,000 or any other limitation subsequently set forth in Section 422(d) of the IRS Code.

(e)	The exercise price per Share payable upon exercise of an ISO granted to an Eligible Individual who is a 10% Shareholder on the applicable grant date will be not less than 110% of the Market Price of a Share on the applicable grant date. “10% Shareholder” means any Eligible Individual who owns, taking into account the constructive ownership rules set forth in Section 424(d) of the IRS Code, more than 10% of the total combined voting power of all classes of stock of the Corporation.

~~9.3 The Plan will have no fixed expiration date; provided, however, that no Incentive Stock Options~~

(f)	No ISO may be granted more than 10 years after the earlier of ~~the Plan’s adoption~~(i) the date on which this Plan is adopted by the Board ~~and approval~~, or (ii) the date on which this Plan is approved by the shareholders of the Corporation.

~~ARTICLE 10~~

~~Miscellaneous Provisions~~

(g)	If the Board determines to extend the exercise period of an ISO pursuant to its authority granted under this Plan or to make any other revision to the terms of an ISO, such Options shall thereafter be treated as non-ISO to the extent required under Sections 422 and 424 of the IRS Code. Notwithstanding any provision in this Plan to the contrary, any revision to the terms of Options (whether an ISO or non-ISO) granted to a U.S. Optionee shall be made only if it does not create adverse tax consequences under Section 409A of the IRS Code.

(h)	In the event that this Plan is not approved by the shareholders of the Corporation within 12 months before or after the date on which this Plan is adopted by the Board, any ISO granted under this Plan will automatically be deemed to be a non-ISO.

9.5 The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares made under this Plan.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 ~~The holder of an Option~~An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of ~~the~~this Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2 Nothing in ~~the~~this Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any ~~Subsidiary~~Affiliate or affect in any way the right of the Corporation or any ~~Subsidiary~~Affiliate to terminate the Optionee’s employment at any time; nor shall anything in ~~the~~this Plan or any Option be deemed or construed to constitute an agreement~~,~~ or an expression of intent~~,~~ on the part of the Corporation or any ~~Subsidiary~~Affiliate to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any ~~Subsidiary~~Affiliate, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any ~~Subsidiary~~Affiliate.

10.3 To the extent required by law or regulatory policy or as may be necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

10.4 The Corporation ~~may refuse to honour the exercise of an Option unless the Optionee pays to the Corporation the amount of any withholding taxes that the Corporation is required to withhold with respect to the grant or exercise of any Option. Subject to the Plan and applicable law, the Board may, in its sole discretion, permit the Optionee to satisfy withholding obligations in whole or in part, by paying cash or by electing to have the Corporation withhold Shares in such amounts as are equivalent to the Market Price in order to satisfy the withholding obligation. The Corporation shall have the right to withhold from any Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Optionee an amount~~

~~equal to such taxes, and such withheld Shares shall be cancelled if required by any applicable law or regulatory authority. The Corporation may also deduct from any Option any other amounts due from the Optionee to the Corporation. For the purposes of this section 10.4, all references to the Corporation shall be deemed to include references to a Subsidiary where the context permits.~~ makes no representation or warranty as to the future market value of any Options issued in accordance with the provisions of this Plan.

~~ARTICLE 11~~

~~Shareholder and Regulatory Approval~~

~~11.1 The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the applicable business corporations statute of the Corporation’s jurisdiction of incorporation or continuance, as the case may be and to acceptance by the Exchange, if applicable. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.~~

~~May —, 2007~~

10.5 If any provision of this Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

10.6 This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 11

EFFECTIVE DATE

11.1 This Plan as amended shall be effective upon receiving requisite regulatory and shareholder approvals.

APPENDIX “C”

HUDBAY MINERALS INC.

LONG TERM EQUITY PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.	“Associate” with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

D.	“Blackout Period” means the period during which designated insiders and employees of the Corporation cannot trade Common Shares pursuant to the Corporation’s policy respecting restrictions on designated insider and employee trading that is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject, unless during such period the Corporation’s said policy respecting restrictions on trading is also in effect);

E.	“Board” means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;

F.	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction, hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)	(A) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or to direct the casting of 30% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); and (B) as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board.

(iv)	as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(v)	the Board adopts a resolution to the effect that a change of control has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

G.	“Corporation” means HudBay Minerals Inc., a corporation existing under the Act, and includes any successor corporation thereof;

H.	“Eligible Director” means a person who is a director or a member of the board of directors of the Corporation or any Affiliate of the Corporation and who, at the relevant time, is not otherwise an Eligible Employee;

I.	“Eligible Employees” means employees of the Corporation or any Affiliate including officers of the Corporation or any Affiliate;

J.	“Entitlement Date” means the date that is after the expiry of the Restricted Period and is no later than December 31 of the third calendar year following the calendar year in which the Grant Date occurred in respect of the corresponding Share Unit Award or such longer period as may be permitted under paragraph (k) of section 245 of the Income Tax Act, Canada or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a salary deferral arrangement;

K.	“Grant Date” means the date that the Share Unit is granted to a Participant under this Plan, as evidenced by the Share Unit grant letter and refers also to the date that the Share Unit is credited to the Participant which must always be in the same calendar year;

L.	“Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

M.	“Market Price” at any date in respect of the Shares shall be, the closing price of such Shares on the TSX on the last trading date immediately preceding the date as of which the Market Price is determined; provided that if such determination occurs during a Blackout Period then if the Participant will be granted a Share Unit Award, such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires. In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

N.	“Participant” means each Eligible Director and Eligible Employee to whom Share Units are granted hereunder;

O.	“Plan” means the Corporation’s Long Term Equity Plan, as same may be amended from time to time;

P.	“Resignation” means the cessation of board membership or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate as a result of resignation;

Q.	“Restricted Period” means any period of time that a Share Unit is not exercisable and the Participant holding such Share Unit remains ineligible to receive Restricted Shares or cash, determined by the Board in its absolute discretion, however, such period of time may be reduced or may be eliminated from time to time and at any time and for any reason as determined by the Board, including but not limited to circumstances involving death or disability of a Participant;

R.	“Restricted Shares” means the Shares issuable upon the expiry of an applicable Restricted Period;

S.	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date fully paid Shares, as determined by the Board equal to the then Market Price of a Share, from treasury or purchased on the open market or the cash equivalent value, in accordance with this Plan;

T.	“Share Unit Award” means an award of Share Units under this Plan to a Participant;

U.	“Retirement” means the Participant ceasing to be an Eligible Director or an Eligible Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

V.	“Retirement Date” means the date on which a Participant ceases to be an Eligible Director or an Eligible Employee due to the Retirement of the Participant;

W.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

X.	“Termination” means: (i) in the case of an Eligible Director, the termination of board membership of the Eligible Director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate or Resignation, other than through Retirement; and (ii) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee, with or without cause, as the context requires by the Corporation or an Affiliate or Resignation, other than through Retirement or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate, or Resignation, other than through Retirement;

Y.	“TSX” means the Toronto Stock Exchange; and

Z.	“Trustee” means the trustee appointed from time to time by the Board under this Plan.

1.2 The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3 Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5 Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF SHARE UNIT PLAN

2.1 This Plan provides for the payment of bonuses in the form of the acquisition of Shares or at the option of the Corporation, cash, for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Directors and Eligible Employees. It is generally recognized that long term equity plans aid in attracting, retaining and encouraging directors, officers and employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation. It is intended that this Plan not be treated as a “salary deferral arrangement” as defined by the Income Tax Act (Canada) by reason of paragraph (k) thereof.

2.2 This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3 In the alternative of issuing Shares from treasury, the Board may pay funds to the Trustee and the Trustee shall use such funds to purchase Shares in the market as herein provided.

2.4 The Corporation shall maintain a register in which shall be recorded the name and address of each Participant and the number of Share Units granted to each Participant.

2.5 The Board shall from time to time determine the Participants who may participate in this Plan. The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan. The Board may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Board deems appropriate and relevant.

2.6	(a)	The aggregate maximum number of Shares that may be issued from treasury, subject to adjustment pursuant to Section 5.6, shall not exceed 1,000,000.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding. For the purposes of this Section 2.6, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Unit.

(c)	The maximum number of Share Units granted to non-employee directors together with any other equity compensation arrangements shall not exceed the lesser of $100,000 in value per year and 1% in number of the issued and outstanding Shares of the Corporation per year.

ARTICLE 3

SHARE UNITS

3.1 This Plan is hereby established for Eligible Directors and Eligible Employees.

3.2 A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, in the Corporation’s or Affiliate’s fiscal year ending in such year, as determined in the sole and absolute discretion of the Board. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. The Share Units will vest on the Entitlement Date.

3.3 Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Share Units. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation.

The additional Shares Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award to which the additional Share Units relate.

3.4 A Share Unit Award granted to a Participant for services rendered will entitle the Participant, subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under this Plan or Share Unit grant letter, to receive on the Participant’s Entitlement Date a payment in fully paid Shares or, at the option of the Corporation, the cash equivalent.

Subject to the foregoing, in the event of:

(i)	the death of the Participant, all Share Units credited to the Participant will vest on the date of the Participant’s death and the Entitlement Date shall occur;

(ii)	the total disability of the Participant, all Share Units credited to the Participant will vest within 60 days following the date on which the Participant is determined to be totally disabled and the Entitlement Date shall occur;

(iii)	the termination without cause of a Participant, all Share Units credited to the Participant shall vest on the date of Termination and the Entitlement Date shall occur.

(iv)	the termination for cause of a Participant, all Share Units credited to the Participant shall terminate.

All of the foregoing shall be subject to (and shall be superseded by) any employment agreement relating to the Participant and the Corporation or its Affiliates. For greater certainty, all amounts payable to, or in respect of a Participant, on the redemption of Share Units shall be paid to the Participant or the Participant’s estate immediately following the Entitlement Date.

3.5 Subject to Sections 3.6 and 4.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation, on the redemption of Share Units on the Entitlement Date. At the Corporation’s option the Corporation will issue fully paid Shares from treasury or shall have the Trustee acquire Shares in the open market on behalf of the Participant. If Shares are to be acquired on the open market, on the Participant’s Entitlement Date the Corporation shall notify the Trustee of the number of Shares of the Corporation to be purchased by the Trustee on the Participant’s behalf and the Trustee will purchase such Shares as soon as practical thereafter. The Trustee will deliver such Shares to the Participant, as applicable and if delivery is to occur during a Blackout Period, the Trustee will deliver the Shares immediately after the Blackout Period expires.

3.6 In the event that the Corporation elects to satisfy its payment obligation to the Participant net of any applicable taxes and any other source deductions required to be withheld by the Corporation by the payment in cash, with the Participant’s consent, on the Participant’s Entitlement Date, the Share Units shall be redeemed and a cash equivalent shall be paid by the Corporation to the Participant. The Market Price of the vested Share Units so redeemed, after deduction of any applicable taxes and other source deductions required to be withheld by the Corporation, shall be paid in cash.

3.7 For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement and no additional Share Units will be granted to a Participant to compensate the Participant for any downward fluctuations in the price of a Share nor will any other form of benefit be conferred upon, or in respect of, a Participant for such a purpose. The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund the benefits that will be provided under this Plan.

3.8 Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter to the Participant from the Corporation. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.9 Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Restricted Period and Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Restricted Period and Entitlement Date after such grant.

3.10 The Board shall establish criteria for the grant of Share Units to Eligible Directors and Eligible Employees.

3.11 In the event of a Change of Control, pursuant to the provisions of Section 2.1E(i), (iii), (iv) or (v) (with respect to (v), if the Board has adopted a resolution that a Change of Control has occurred) and the Participant ceases to be an Eligible Director or an Eligible Employee, as at such date or at any time up to the 12 month anniversary of such Change of Control, all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

3.12 In the event of a Change in Control pursuant to the provisions of Section 2.1F(ii), all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

ARTICLE 4

WITHHOLDING TAXES

4.1 The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares or cash made under this Plan.

ARTICLE 5

GENERAL

5.1 This Plan shall be effective upon receiving requisite regulatory and shareholder approvals. This Plan shall remain in effect until it is terminated by the Board.

5.2 Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to this Plan. The Board may discontinue this Plan at any time without first obtaining shareholder approval, provided that such discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan.

5.3 The Board, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to this Plan:

(e)	amendments of a housekeeping nature;

(f)	the addition or a change to the vesting provisions of this Plan;

(g)	a change to the termination provisions of a Share Unit or this Plan;

(h)	amendments to reflect changes to applicable securities laws; and

(i)	amendments to ensure that the Share Units granted under this Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Share Unit has been granted may from time to time be resident or a citizen.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Corporation shall obtain requisite shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

5.4 Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

5.5 No holder of any Share Units shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Sections 3.8 and 5.6, no holder of any Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period applicable to any Share Unit.

5.6 Nothing in this Plan shall confer on any Eligible Director or Eligible Employee the right to continue as a Director of the Corporation or any Affiliate, an officer of the Corporation or any Affiliate or an employee of the Corporation or any Affiliate, as the case may be, or interfere with right to remove such director, officer and/or employee. Nothing contained in this Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

5.7 In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Board in the number of Shares to be issued from treasury available under this Plan. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

5.8 In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute and where consideration is paid in whole or in part in equity securities of the offeror, the Board may send notice to all holders of Share Units requiring them to surrender their Share Units within 10 days of the mailing of such notice, and the holders of Share Units shall be deemed to have surrendered such Share Units on the 10th day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Share Units on the equity securities offered as consideration;

(b)	the Board has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Share Units being surrendered; and

(c)	the surrender of Share Units and the granting of replacement restricted share rights can be effected on a tax deferred basis under the Income Tax Act (Canada).

5.9 The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

5.10 If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.11 This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.